Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

Leading Global Provider of HR Outsourcing & Consulting Services

Exult and HewittA Winning Combination

Regulation MA Disclosure

This investor presentation material and the related press release contain forward-looking statements within the meaning and other statements that are not historical facts. Such management and are subject to of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the expected results of operations and benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of Hewitt and the Form S-3 of Exult filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov ).

Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt and Exult free of charge at the SEC’s website, www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Rd., Lincolnshire, IL 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

This communication is not a solicitation of a proxy from any security holder of Hewitt or Exult. Hewitt and Exult, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Hewitt and Exult security holders in favor of the proposed transaction. Information regarding the security ownership and other interests of Hewitt’s and Exult’s executive officers and directors will be included in the joint proxy statement/prospectus.

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Merger Summary

0.20 Class A Hewitt shares for $            million (excluding option payout) Expected closing around Stockholder and Regulatory Exult operations merged into each Exult share Equity value of approx. 690 10 Hewitt/2 Exult September 30, 2004 Hewitt’s existing HR outsourcing business Key Exult management to continue with Hewitt Exchange Ratio: Deal Value:

Board: Timing: Approval: Organization: Other:

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Exult and HewittA Powerful and Logical Combination

Leadership in HR BPO Unmatched execution, excellence and experience Complementary and comprehensive services Scale and financial leverage Strong, compatible cultures Focus on human resources

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The Leading Our Combined Solution –HR Services Provider

Results, Services, Execution and Scale

Leading provider of integrated HR BPO services (benefits, payroll, HRIS, recruiting, learning and other HR services) Established leader in rapidly growing HR BPO segment with 21 broad HR outsourcing clients covering more than 600,000 employees Serve more than 18 million lives with benefits outsourcing for more than 300 benefits outsourcing clients; serve more than 2,300 HR consulting clients

Leadership Position in Key Growth Area

Richest and most comprehensive functional solution with unmatched flexibility to craft a tailored client solution Process rationalization, scoping expertise and vendor management capabilities Global delivery and sourcing footprint

Comprehensive and Flexible Solution

Hundreds of implementations for large, complex companies Increased operational functionality and efficiency Greatest number of clients and employees supported Deepest level of HR content and process knowledge Furthest progress on Six Sigma in the industry

Execution Excellence and Experience

Unmatched scale in HR BPO Hewitt infrastructure supports Exult clients and future growth with minimal additional investments Combining solutions accelerates build out of total HR outsourcing solution

Scale & Financial Leverage

Combined Solution Leapfrogs Competition

Custom Feature functionality Standard

Exult Accenture ACS Convergys IBM Arinso Mellon EDS AON

Exult Hewitt

Fidelity Hewitt Mercer Ceridian ADP

One-to-many

Operating leverage

One-to-one

2004 Everest Partners, L.P. Source: ©

Complementary and Comprehensive Solution Set

HR Portal

HR Service Center

Workforce Management Workforce Administration Compensation Administration Global Mobility

Payroll Payroll Wage Garnish/ Tax Filing Time & Attendance

Benefits Health & Welfare 401K DB

Talent Management Recruiting/Staffing Learning & Development Performance Management Succession Planning

Finance Accounts Payable Expense Administration

Data Warehouse Integrated Data/

Infrastructure

From Hewitt From Exult Combined TBD

Combined Significant Global Presence

Hewitt Exult Both

Kalamazoo Lincolnshire

Memphis Woodlands So. California

Connecticut New Jersey Charlotte Atlanta Puerto Rico Toronto Orlando

Netherlands Switzerland Singapore Krakow Gurgaon Mumbai Chennai Hemel Hempstead London South Shields Belgium Glasgow

Shanghai Hong Kong

Uberlandia, Brazil

Plus more than 50 recruiting and 20 consulting locations

New Financial Expectations

(b) 175MM 190MM 190MM

FCF $ $ $

160- 175- 175-

$ $ $

(a) 1.30s (c)

Core EPS $

Low +15% Slightly Dilutive

Revenue Growth +35%

+10%-11% +10%-12% +4%-8% +6%-9% +7%-10% +4%-8% approx +>50% +4%-8%

Hewitt Standalone Fiscal 2004 Outsourcing Consulting Hewitt Standalone Fiscal 2005 Outsourcing Consulting Combined Hewitt/Exult Fiscal 2005 Outsourcing Consulting

(a) Core earnings is a non-GAAP financial measure; refer to related press release for reconciliation. (b) Cash flow from operations after capital expenditures but before acquisitions. (c) Including operating cost synergies of approx. $25 million, excluding amortization of intangible assets (approx. $20MM) and integration and retention costs (approx. $20MM).

Fiscal 2005 Combined Assumptions

Hewitt accounting method and fiscal year

applied Assumes transaction closes around Sept. 30, 2004 Operating cost synergies of approximately $25 million Amortization of intangible assets of approximately $20 million Integration and retention costs of approximately $20 million Effective tax rate of 41% Diluted share count of approximately 122 million Cash flow from operations after capital expenditures but before acquisitions of $175-$190 million

Exult and HewittA Powerful and Logical Combination

Leadership in HR BPO Unmatched execution, excellence and experience Complementary and comprehensive services Scale and financial leverage Strong, compatible cultures Focus on human resources